Exhibit 99.1

Date: February 17, 2017	530-8th Avenue SW, 6th floor Calgary AB, T2P 3S8 www.computershare.com

To: All Canadian Securities Regulatory Authorities
Subject: BAYTEX ENERGY CORP.
Dear Sir/Madam: We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	March 15, 2017
Record Date for Voting (if applicable) :	March 15, 2017
Beneficial Ownership Determination Date :	March 15, 2017
Meeting Date :	May 04, 2017
Meeting Location (if available) :	Calgary, AB
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	07317Q105	CA07317Q1054

Sincerely,
Computershare Agent for BAYTEX ENERGY CORP.